The Chair, Exscientia PLC

Dear Chair,

As scrutineer appointed for the purpose of the poll taken at the Court Meeting of the Members of the Company held on 12 Nov 2024, I HEREBY CERTIFY that the result of the Poll is correctly set out as follows:-

PRESENT AND VOTING			FOR		AGAINST
How Present	Shareholders Represented	Votes Represented	Shareholders (%)	Votes (%)	Shareholders (%)	Votes (%)
In Person	0	0	0 0.00%	0 0.00%	0 0.00%	0 0.00%
By Proxy	16	74,181,657	16 100.00%	74,181,657 100.00%	0 0.00%	0 0.00%
Total (excl. split votes)	16	74,181,657	16 100.00%	74,181,657 100.00%	0 0.00%	0 0.00%
In Person (split vote)	0	0	0 0.00%	0 0.00%	0 0.00%	0 0.00%
By Proxy (split vote)	1	25,275,159	1 100.00%	23,395,461 92.56%	1 100.00%	1,879,698 7.44%
Total (incl. split votes)	17	99,456,816	17 100.00%	97,577,118 98.11%	1 5.88%	1,879,698 1.89%

The Chair, Exscientia PLC Resolution 04/01: APPROVE THE SCHEME

Yours faithfully,

/s/ Geraint Nicholas
Geraint Nicholas
for Registrar

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